May 28, 2009

Ms. Cindy Hammes
Principal Financial Officer
Green Builders, Inc.
8121 Bee Caves Rd.
Austin, TX 78746

Re: Green Builders, Inc.
  File No. 001-33408
  Form 10-KSB for Fiscal Year Ended
  September 30, 2008
  Amendment 1 to Form 10-K for the Fiscal Year Ended
  September 30, 2008

Dear Ms. Hammes:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Kevin Woody
        Accounting Branch Chief